May 21, 2026

Jack Ross
Chief Executive Officer
Synergy CHC Corp.
770 Roosevelt Trail STE 8 #1016
N. Windham, Maine 04062

        Re: Synergy CHC Corp.
            Registration Statement on Form S-1
            Filed May 15, 2026
            File No. 333-295964
Dear Jack Ross:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael K. Bradshaw, Jr.